Exhibit 4.3

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Background

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 27, 2017, should be read in conjunction with December 31, 2016 audited consolidated financial statements and notes thereto of Lithium Americas Corp. (“Lithium Americas”, the “Company”, or “LAC”). These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

Change in Fiscal Year End

The Company has changed its fiscal year end from September 30 to December 31. The change in year-end is effective December 31, 2016, therefore the transitional fiscal year is the fifteen-month period from October 1, 2015 to December 31, 2016. The Company changed its year end in order to align it with the Joint Venture for reporting and planning purposes as well as to bring its financial reporting timetable in line with the other companies in the industry.

Company Overview

Lithium Americas is a Canadian based resource company focused on the advancement of two significant lithium projects: the Cauchari-Olaroz project, located in Jujuy Province of Argentina, and the Lithium Nevada project (formerly the Kings Valley project), located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products from its Fernley, Nevada plant.

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A., a subsidiary of Sociedad Quimica y Minera de Chile S.A. (“SQM”) to form a 50/50 joint venture (the “Joint Venture”) on the Cauchari-Olaroz project. The Cauchari-Olaroz project is a lithium brine project. The property has been the subject of resource estimation and a feasibility study in 2012 in which it is reported to host reserves of approximately 2.7 million tonnes of lithium carbonate equivalent (“LCE”) at a lithium cut-off grade of 354 milligrams per litre.

The Joint Venture is governed by a Shareholders Agreement which provides for (i) equal representation by the Company and SQM on its Management Committee, (ii) unanimous approval by the Company and SQM on budgets and timing of expenditures, (iii) the right to purchase a 50% share of the production and (iv) buyout and termination provisions in the event that SQM chooses not to proceed with the project.

The Lithium Nevada project is a clay-based lithium project and has been the subject of extensive exploration and processing development work. The Company has recently increased its technical team and is currently advancing permitting and exploration in addition to investigation of innovative lithium extraction and processing technologies that build on previous successful piloting studies for this project.

The Company is advancing both of its lithium projects with the intention of delivering lithium products for the growing lithium ion battery sector. Lithium Americas intends to make its lithium business a significant contributor to the global lithium supply chain.

In addition, the Company’s wholly-owned subsidiary RheoMinerals Inc. (“RheoMinerals”) operates an organoclay plant located in Fernley, Nevada, USA and manufactures specialty organoclay products (“RheoMinerals products”), derived from clays. RheoMinerals products are used by the oil and gas industry as specialty viscosifier additives for drilling fluids and in other sectors.

The Company’s head office is located at Suite 1100-355 Burrard Street, Vancouver, BC, Canada, V6C 2G8. The Company trades in Canada on the Toronto Stock Exchange under the symbol “LAC” and in the US on OTCQX under the symbol “LACDF”. The Company operates in the United States through its wholly owned subsidiaries, Lithium Nevada Corp. (formerly Western Lithium Corp.) and RheoMinerals Inc. (formerly Hectatone Inc.) and in Argentina through a Joint Venture company Minera Exar S.A. (“Minera Exar”) Additional information relating to the Company is available on SEDAR at www.sedar.com.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Description of Business

Cauchari-Olaroz Project, Jujuy Province, Argentina

The Joint Venture with SQM began to advance the Cauchari-Olaroz project immediately after the closing of the transaction on March 28, 2016, and the operating team is continuing to progress the work plan. The Joint Venture is strongly committed to advancing the Cauchari-Olaroz project as expediently as possible. Local investment has already started with plans to scale up when the project is approved for the construction phase.

The Joint Venture has designed a hydrological exploration program and advanced an updated feasibility study on the project. Testing of liner materials and native berm materials is on-going. Various combinations of different materials and liner configurations are being tested in ten ponds to optimize the technical and economic design and performance. Topographical mapping has been completed defining materials characteristics in different areas of the project, and testing of native soil for berm construction are underway to validate the optimal construction methodology. A second series of tests in soil mechanics are underway to determine the geotechnical foundation characteristics. Construction of the project roads and 14 well drilling platforms has been completed. The camp has been expanded with modular accommodations to house approximately 70 people. The Joint Venture currently employs 84 of which 39 are from the communities surrounding the project area, 35 are from other areas of the Jujuy Province and 10 are from other provinces.

Updated Feasibility Study

An updated feasibility study on the Cauchari-Olaroz Project (“Stage 1 DFS”), covering an initial 25,000 TPA (“tonnes per annum”) of lithium carbonate production capacity (“Stage 1”) is substantially complete and the Company anticipates being ready to disclose the full results of that study shortly following the filing of this report. The Company has confirmed that the feasibility study for Stage 1 will include the following:

•	The project capital cost estimate for the construction of Stage 1 is expected to be approximately US$425million before value-added and other applicable taxes;

•	The operating cost estimate will be at the low end of the cost curve compared to producing lithium operations;

•

A solar evaporation application for brine pre-concentration, lime treatment of pre-concentrate brine for magnesium chloride precipitation, and additional precipitation/solar evaporation ponds to concentrate the feed to process plant;

•	The lithium carbonate plant including impurities removal stages to produce battery grade lithium carbonate;

•	No facilities for production of potassium chloride in consideration of low market price of this product;

•	The parties expect to be in a position to commence construction in the first half of 2017;

•	The construction schedule is estimated at two years, and the production ramp up includes 2 years to reach full production due to brine conditioning requirements; and

•

During the construction period, Minera’s direct employment in the province of Jujuy is estimated to be at least 800 people; once in operation, Minera is expected to employ approximately 300 people in permanent positions.

Lithium Americas will be responsible for contributing 50% of capital expenditures for development of the project, amounting to approximately US$212.5 million based on the Stage 1 DFS, before taxes and working capital.

The Company expects that Jujuy will become an important center for the production of lithium. Jujuy Province officials and the representatives of federal government have indicated strong support. The project is expected to provide many benefits to the local communities in terms of employment and supply contracts.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Political and Economic Changes in Argentina

The Argentine economy underwent significant positive changes in late 2015 and early 2016 as a result of measures that the new government has taken to reduce or remove controls and restrictions on capital flows. Since taking office in December 2015, President Mauricio Macri has moved swiftly to appoint a business-friendly cabinet and implement a series of major fiscal, political and regulatory policy measures. President Macri lifted foreign exchange controls that had been in place since 2011, and abolished export taxes on many agricultural and industrial goods, including lithium.

Lithium Nevada Project, Nevada, USA

The Company is advancing its lithium project to extract lithium from its clay at its Lithium Nevada project. During the fiscal year ended December 31, 2016, the Company completed the most recent pilot plant program at its demonstration plant in Germany. This work has greatly increased the Company’s understanding of the processing and engineering requirements for the production of lithium products from the Lithium Nevada project. In light of the recent results, the Company has determined that additional engineering work will be required to optimize the process for commercial scale lithium hydroxide monohydrate production. In addition, the Company has become aware of recent technological advancements in lithium processing methods, and believes these innovative and sustainable technologies warrant further review for potential incorporation into the Lithium Nevada processing plant design. As a result of these additional reviews, the Company determined that its pre-feasibility study completed in March 2012 is no longer current and the Company will no longer be relying on the study for its project development planning.

In June 2016, the Company filed on Sedar an updated 43-101 technical report on Lithium Nevada project and reported that mineral resource estimates remained unchanged from the mineral resource estimates disclosed in the prior technical report.

The Company is in the process of determining the optimal path to advance the Lithium Nevada. There is strong local and national support from both commercial and political bases to advance a Nevada based project and a clear and well-defined permitting process exists. Lithium Americas shares the vision of making Nevada a center of renewable energy and sustainable mining technologies. The Company is committed to advancing the Lithium Nevada project on the fastest timetable possible, as dictated by further studies and market conditions, additional engineering work and pursuing strategic partnership opportunities to advance the project on a timely basis.

RheoMinerals Business

The organoclay plant, operated by the Company’s wholly-owned subsidiary RheoMinerals, is located in Fernley, Nevada, was considered to be completed and ready for intended use on April 1, 2016. Accordingly, sales and costs of sales are recorded in respect of these operations commencing April 1, 2016. Prior to April 1, 2016, sales of organoclay product amounted to US$0.7 million and have been accounted for as a reduction of the capitalized costs of organoclay plant property, plant and equipment. From April 1 to December 31, 2016 the Company reported US$1.2 million in organoclay sales.

In addition to clays for use in the oil and gas sector, RheoMinerals is a certified vendor with a Fortune 500 industrial group to sell its products internationally to the animal feed market as mycotoxin binders. RheoMinerals is also collaborating with industry participants on a specialty organophilic clay product for environmental applications. The product will service the existing market to remove organic compounds from industrial wastewater effluent.

During the fifteen months ended December 31, 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement (the “Agreement”) with Delmon Co. Ltd., part of The Delmon Group of Companies (“Delmon”) in Saudi Arabia. Delmon has business interests spanning wide market segments of products and services, and is a leading local supplier of oilfield minerals and chemicals to Saudi Aramco. Under this agreement, RheoMinerals will collaborate with Delmon in the design and construction of a manufacturing facility (the “Delmon Plant”) for specialty additives used in oil based drilling fluids. The initial product offering will include organophilic bentonite and organophilic lignite products. RheoMinerals will receive US$1.2 million in progress payments upon Delmon achieving certain construction and operational milestones in addition to the reimbursements of expenses and costs of technical personnel. During the fifteen months ended December 31, 2016, RheoMinerals received US$0.3 million from Delmon, which was recorded in other income. Under the Agreement, RheoMinerals will also receive royalties from the future Delmon Plant production. Delmon expects to commission the new facility in 2018.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

In April 2016, RheoMinerals entered into a strategic alliance with TOLSA, S.A. (“TOLSA”), a global leader in the specialized clay sectors. RheoMinerals and TOLSA have signed a non-exclusive Memorandum of Understanding (“MOU”) for the purpose of forming a strategic alliance to collectively pursue growth opportunities in the global clay minerals markets. The MOU contemplates a number of areas of collaboration, including manufacturing of high purity hectorite-based products.

Significant Events from the Start of Fiscal Year to Date

•

In February 2017, the Company announced the expected capital expenditures for the construction of Stage 1 of Cauchari-Olaroz project, amounting to approximately US$210–US$215 million for the Company`s contribution to the Joint Venture before taxes and working capital.

•	In January 2017, the Company announced investment agreements totalling US$286 million:

•

the Company signed an investment agreement with GFL International Co., Ltd. (“Ganfeng”) for funding to advance the construction of the Cauchari-Olaroz lithium project. Pursuant to the agreement, Ganfeng has agreed to financing terms in an aggregate amount of US$174 million in exchange for 19.9% of the outstanding common shares of Lithium Americas pro-forma; the right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz project; and a US$125 million project debt facility. Subsequently the Company received CDN$9.6 million from the initial common share subscription contemplated under the investment agreement with Ganfeng and issued 11,250,000 common shares at a price of CDN$0.85 per share.

•

the Company signed an investment agreement with The Bangchak Petroleum Public Company Limited (“Bangchak”) for funding to advance the construction of the Cauchari-Olaroz project. Pursuant to the agreement, Bangchak has agreed to financing terms in an aggregate amount of US$112 million in exchange for increasing its ownership stake to 16.4% of the outstanding common shares of Lithium Americas pro-forma; the right to buy a fixed portion of the lithium carbonate production from the Cauchari-Olaroz project; and a US$80 million project debt facility;

•	In November 2016, RheoMinerals entered into a Technical Assistance and Royalty Agreement with Delmon.

•

In June 2016, the Company filed an updated National Instrument 43-101 technical report dated May 31, 2016 on the Lithium Nevada project. In the report, the authors confirm the mineral resource estimates on the Stage I Lens and Stage II Lens remain unchanged from the mineral resource estimates disclosed in prior technical report.

•	In April 2016, RheoMinerals entered into a strategic alliance with TOLSA, a global leader in the specialized clay sectors.

•

In March 2016, the Company entered into agreements with SQM to form the Joint Venture on the Cauchari-Olaroz project. SQM contributed US$25 million in exchange for a 50% equity interest in Minera Exar. SQM is a world leader in lithium production with decades of development and operating experience and a strong technical and commercial team.

•

In December 2015, the Company announced that Bangchak had agreed to convert its subscription receipts into common shares of the Company and release from escrow to the Company the final tranche of US$3.5 million. This transaction brought the total investment by Bangchak into the common shares of the Company to US$5 million.

•

In December 2015, the Company completed the US$5 million Line of Credit Agreement with its largest shareholder, Geologic Resource Partners LLC. The Company did not draw down any funds under this facility, paid no interest and cancelled the facility post completion of the Joint Venture with SQM.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Selected Financial Information

The following selected financial information is presented in thousands of US dollars, shares in thousands, unless otherwise stated and except per share amounts.

Selected Annual Financial Information

The following table provides a brief summary of the Company’s financial operations for the fifteen months ended December 31, 2016 (“FY 2016”), and for the years ended September 30, 2015 (“FY 2015”) and September 30, 2014 (“FY 2014”). For more detailed information, refer to the audited consolidated financial statements for the FY 2016, FY 2015, and FY 2014 which can be found on the SEDAR website (www.sedar.com).

	Fifteen months ended December 31, 2016	Year ended September 30, 2015	Year ended September 30, 2014
Expenses	17,612	6,603	6,597
Net loss	(27,724)	(7,555)	(1,300)
Comprehensive loss	(28,945)	(8,121)	(1,608)
Loss per share – basic and diluted	(0.09)	(0.06)	(0.01)
Total assets	45,301	68,541	24,354
Total long-term financial liabilities	(1,072)	(1,411)	(1,356)

The comparative September 30, 2015 and 2014 periods in the table are for twelve months and are not comparable to the fifteen months period ended December 31, 2016 due to the change in fiscal year end from September 30 to December 31, effective 2016.

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative:

Expenses

Higher operating expenses in FY 2016 compared to FY 2015, were mostly due to the increases of $2,626 in non-cash stock-based compensation expense, $1,361 in exploration expenditures, $3,987 in the Company’s share of loss in the Joint Venture formed on March 28, 2016, and $2,933 increase in general and administrative expenses due to an increase in corporate activities discussed in results of operation for the fifteen months ended December 31, 2016.

Net Loss and Comprehensive Loss

The total net loss in FY 2016 includes loss realized on organoclay sales of $1,467 (FY 2015 - $Nil), convertible security accretion of $806 (FY 2015 - $748), foreign exchange gain of $351 (FY 2015 – loss of $284) due to a stronger US$ in 2016, and other income of $825. The Company realized a loss of $9,015 on the sale of a 50% of its equity interest in Minera Exar to SQM mainly due to $15,098 of cumulative amount of exchange differences (“CTA”) in Minera Exar.

The comprehensive loss in FY 2015 includes an unrealized loss on the translation to reporting currency of $566 mainly due to the US$, Argentinian pesos, and Euro exchange rate fluctuations and convertible security accretion of $748 recorded as financing expense.

FY 2014 net loss was positively impacted by gains on the royalty sale of $5,088. The Company reported unrealized losses on translation to reporting currency of $308 in 2014.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Total Assets

The Company’s total assets decreased by $23,240 in FY 2016 compared to FY 2015 mainly due to the sale of $50% of its equity interest in Minera Exar to SQM on the formation of the Joint Venture in March 2016. The Company received $3,500 from the financing activities, $806 from stock options exercises, and $1,150 from warrants exercises, and repaid its convertible security balance of $1,653.

The Company’s total assets increased by $44,187 in FY 2015 compared to FY 2014 mainly due to $9,985 proceeds from the financing activities and an increase in exploration and evaluation assets due to the $41,916 acquisition of the Cauchari-Olaroz project for shares offset by operating expenses of $5,885.

Long-term Liabilities

Long-term liabilities on December 31, 2016, were comprised of an $833 (2015 - $988) mortgage on the RheoMinerals Fernley plant purchased in 2013, obligations under finance leases of $69 (2015 – $123), and a decommissioning provision liability of $170 (2015 - $300). In March 2016, upon the Joint Venture formation, the Company derecognized a $130 decommissioning liability related to the Cauchari –Olaroz project. In FY 2015, the Company leased additional equipment for RheoMinerals plant in Fernley and recorded a $130 decommissioning provision liability related to the Cauchari-Olaroz project.

Results of Operations – Fifteen Months Ended December 31, 2016 Compared to the Twelve Months Ended September 30, 2015

Expenses

In FY 2016, the Company reported total comprehensive loss of $28,945 compared to a total comprehensive loss of $8,121 in FY 2015, of which $1,467 (FY 2015 - $Nil) is attributable to loss realized on organoclay sales, $17,612 (FY 2015 - $6,603) expenses, which are discussed below, $8,645 loss (FY 2015 - $952) to other items, and $15,098 of accumulated foreign exchange losses related to Minera Exar, which were reclassified from other comprehensive income into profit or loss and formed part of a loss on sale of the 50% interest in Minera Exar.

Exploration expenditures of $3,448 (FY 2015 – $2,087) include $2,472 (FY 2015 - $1,822) for the Lithium Nevada project, and $976 (FY 2015 - $101) for the Cauchari-Olaroz project incurred until the formation of Joint Venture. Included in the Lithium Nevada expenditures is $1,086 (FY 2015 - $1,225) related to the lithium demonstration plant. The $650 increase in exploration expenditures for the Lithium Nevada project was mostly due to hiring new employees and increase in activities. Exploration expenditures related to the lithium demonstration plant decreased due to timing of the campaigns.

Share-based compensation expense of $3,193 (FY 2015 - $567) is a non-cash expense and represents the estimated fair value of stock options and restricted shares vested during FY 2016 and FY 2015. Included in the total are $1,682 share-based payment expenses related to restricted shares (FY 2015 - $Nil) and $1,511 (FY 2015 - $567) share –based payment expenses related to stock options. The increase in this category was due to new stock options grants and restricted shares awards to the Company’s employees and officers.

Included in General and Administrative expenses of $6,448 (FY 2015 - $3,515):

•	Marketing expenses of $875 (2015 - $538) include salaries, bonuses, and expenses incurred for the marketing of RheoMinerals products.

•

Office expenses of $741 (FY 2015 - $604) includes Vancouver, Reno, and Toronto office rent, insurance, IT, depreciation expense, telephone, and other related expenses and RheoMinerals general office expenses.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

•

Professional fees of $886 (FY 2015 - $333) consist of legal fees of $411 (FY 2015 – $125), consulting fees of $294 (FY 2015 - $119), public relations fees of $69 (FY 2015 - $24), and accounting fees of $111 (FY 2015 - $65). The increase in all categories is due to an increase in corporate activities.

•

Salaries and benefits of $2,619 (FY 2015 - $1,460) were higher mainly due to an increase in a number of employees as a result of the merger of Western Lithium and Lithium Americas in September 2015 and increase in activities. Included in 2015 salaries and benefits were bonuses paid at the end of 2014.

•

Increase in all other general and administrative expenses categories disclosed in Note 11 of the Company’s audited financial statements for for the fifteen months period ended December 31, 2016, was due to an increase in corporate activities.

The Company realized a loss of $9,015 on the sale of 50% of its interest in Minera Exar to SQM on the formation of the Joint Venture mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar which were recycled to the statement of loss.

During FY 2016, the Company recorded a reduction of its Cauchari-Olaroz project acquisition cost of $14,874 due to a change in foreign currency exchange rate with a corresponding increase in other comprehensive loss. The Company sold 50% of equity interest in Minera Exar to. Upon sale, the entire amount of CTA was reclassified from other comprehensive loss to profit and loss (see description under “Expenses and Net Loss” above).

During FY 2016, the Company recorded $806 (FY 2015 - $748) convertible security accretion cost.

Included in other income during FY2016 are $300 proceeds received under the Delmon Agreement, $544 write off of the previously recorded provision for settlement of liability with the Company’s former officer, net of related legal and administrative costs.

Summary of Selected Assets and Quarterly Results

	2016					2015
	Q5 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Total assets	45,301	50,537	53,845	57,664	57,876	68,541	27,572	20,072
Exploration and evaluation assets	1,447	1,444	1,010	1,010	31,361	42,623	508	508
Investment in Joint Venture	13,136	16,074	17,673	18,163	—	—	—	—
Property, plant and equipment	18,502	18,618	18,862	19,164	18,932	18,713	18,383	17,892
Working capital	8,593	11,260	13,384	13,667	2,532	840	4,595	427
Organoclay sales	534	452	168	—	—	—	—	—
Organoclay sales capitalized during the development stage	—	—	156	307	99	126	—	—
Expenses	(5,308)	(3,651)	(3,276)	(2,742)	(2,707)	(1,546)	(1,263)	(1,461)
Net loss for the period	(5,598)	(3,723)	(3,766)	(11,365)	(3,272)	(2,202)	(1,419)	(1,569)
Basic loss per common share	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.06)	(0.01)	(0.01)
Diluted loss per common share	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.06)	(0.01)	(0.01)

Quarterly amounts added together may not equal to the total reported for the period due to rounding or reclassifications.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Total Assets

The Company’s total assets decreased by $5,236 in Q5 2016 compared to Q4 2015 mostly due to expenses, decrease in payable and accrued liabilities, offset by the $300 proceed received from Delmon.

The Company’s total assets increased by $40,969 in Q4 2015 compared to Q3 2015 mainly due to the acquisition costs of $41,665 allocated to the Cauchari-Olaroz project as a result of Lithium Americas and Western Lithium merger in September 2015.

The Company’s total assets increased by $7,500 in Q3 2015 compared to Q2 2015 due to net proceeds of $5,827 from a bought deal offering, net proceeds of $2,613 from a convertible security financing, offset by cash expenses of $1,159.

Exploration and Evaluation Assets

In Q2 2016, the decrease of $30,351 in exploration and evaluation assets was mainly due to the declining Argentinian Peso and accounting for the Joint Venture with SQM.

In Q1 2016, the significant decrease of $11,262 in exploration and evaluation assets is mostly due to the decline in the carrying amount of the Company’s Cauchari-Olaroz project due to the significant foreign exchange rate fluctuation for Argentinian pesos.

In Q4 2015, the Company recorded additions of $41,665 net of $251 for foreign exchange differences for the acquisition of the Cauchari-Olaroz project.

Investment in Joint Venture

The increase in the investment in the Joint Venture in Q2 2016 is due to the completion of the transaction with SQM which closed on March 28, 2016.

Property, Plant and Equipment

Most of the Company’s property, plant and equipment amounts relate to the RheoMinerals organoclay plant. The plant was constructed during 2014 and considered to be completed and ready for use on April 1, 2016. Sales and costs of sales for the organoclay plant are recorded commencing April 1, 2016.

Working Capital

The decrease in working capital of $2,667 in Q5 2016 was mostly due to general and administrative expenses and change in accounts payable.

The increase in working capital of $11,135 in Q2 2016 is mostly attributable to the $13,333 receivable from the Joint Venture, which was formed on March 28, 2016.

The decrease in working capital of $3,755 in Q4 2015 was mostly due to addition of consolidated negative net working capital as a result of Western Lithium and Lithium Americas merger partially offset by net proceeds of $1,330 from a subscription receipts financing.

The increase in working capital in Q3 2015 was mostly due to the net proceeds of $5,891 from a bought deal offering.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Organoclay Sales

The Company started to recognize organoclay sales on April 1, 2016, upon the organoclay plant achieving intended use status.

Expenses and Net Loss

The increase in the Company’s expenses in Q5 2016, compared to Q4 2016 was mostly due to increase in consulting fees, legal expenses, marketing, and wages and salaries due to an increase in corporate activities and increase in the number of employees. The increase in the Company’s expenses in Q4 2016 ,Q3 2016, and the quarter ended December 31, 2016, compared to other quarters was primarily due to the Company’s share of loss in Joint Venture, which was formed on March 28, 2016. The increase in the Company’s share of loss in the Joint Venture from quarter to quarter was due to the increase of exploration activities on the Cauchari-Olaroz project.

In Q2 2016, the Company realized a loss of $8,979 on the sale of a 50% of its equity interest in Minera Exar to SQM mainly due to $15,098 of cumulative exchange differences (“CTA”) in Minera Exar.

In Q1 2016 expenses increased by $1,161 mainly due to the increase in exploration expenditures in Nevada and Argentina.

Results of Operations – Three Months Ended December 31, 2016

For the three months ended December 31, 2016, the Company reported a loss of $5,598 compared to a loss of $2,202 for the three months ended September 30, 2015, of which $855 loss (Q4 2015 - $Nil) is attributed to organoclay sales, $5,309 (Q4 2015 - $1,546) is attributed to expenses, gain of $566 (Q4 2015 - $656 loss) is attributed to other items discussed in the summary of the quarterly results.

Organoclay Sales and Cost of Sales

Organoclay plant was considered to be completed and ready for intended use on April 1, 2016. Accordingly, the Company started recording sales and costs of sales in respect of these operations in the statement on comprehensive loss commencing April 1, 2016. The organoclay sales revenue in Q5 2016 were $534 (Q4 2015-$Nil) and related production costs of $800 (Q4 2015 - $Nil) , depreciation expense of $289 (Q4 2015 - $Nil), and inventory write down of $300 (Q4 2015 - $Nil) resulting in gross loss from organoclay sales of $855 (Q4 2015 - $Nil). The Company is a new entrant in the organoclay business and is continuing to receive new sales orders for the existing products and certifications of the new products. The financial results of the organoclay business are expected to improve in the future with the anticipated higher volume of products in 2017.

Expenses

Exploration expenditures of $559 (Q4 2015 – $515) incurred for the Lithium Nevada project and include $49 (Q4 2015 - $205) in costs for the lithium demonstration plant.

Organoclay research and development costs are consistent from period to period and include costs of operating a small research team and lab for new organoclay products development.

Loss from the Joint Venture of $2,615 (Q4 2015 - $Nil) represents the Company’s share of the Joint Venture expenses for the Cauchari-Olaroz project.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Stock-based compensation of $507 (Q4 2015 - $53) is a non-cash expense and consists of the $192 estimated fair value of stock options vested during the period and the $315 fair market value of restricted shares. Stock-based compensation expense related to stock options is accounted for at fair value as determined by the Black-Scholes Option Pricing Model using estimates and assumptions that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate. Stock-based compensation expense related to restricted shares is accounted for at fair market value on the date of grant. Stock-based compensation expense varies from period to period based on the number and valuation of the stock options and restricted shares granted during the period, vesting provisions, and an amortization schedule of previously granted stock options and restricted shares.

Included in General and Administrative expenses of $1,513 (Q4 2015 - $872):

•	Marketing expenses of $216 (Q4 2015 - $171) include salaries, travel expenses, and other miscellaneous expenses of RheoMinerals marketing staff;

•	Office expenses of $136 (Q4 2015 – $151) include Vancouver, Reno and Toronto office rent, insurance, IT, telephone and other related expenses and general office expenses;

•

Professional fees of $302 (Q4 2015 - $142) consist of legal fees of $112 (Q4 2015 - $46), consulting fees of $114 (Q4 2015 - $60), public relations fees of $40 (Q4 2015 - $6), and accounting fees of $36 (Q4 2015 - $30);

•

Salaries and benefits of $575 (Q4 2015 – $300) include salaries and benefits for the Company’s employees. The increase is due to an increase in a number of employees as a result of increase in activities and the business combination of Western Lithium and Lithium Americas in September 2015.

Financing expenses were $Nil (Q4 2015 - $644 related to the accretion of the convertible security). In Q3 2016, the Company repaid the remaining balance of the convertible security note.

Liquidity and Capital Resources

Cash Flow Highlights	Fifteen months ended December 31,
	2016 $	2015 $
Cash used in operating activities	(11,312)	(6,713)
Cash provided by/(used) in investing activities	10,530	(4,294)
Cash provided by financing activities	3,585	9,985
Effect of foreign exchange on cash	(299)	(586)
Change in cash and cash equivalent	2,504	(1,608)
Cash and cash equivalents - beginning of period	5,552	7,160
Cash and cash equivalents - end of period	8,056	5,552

As at December 31, 2016, the Company had cash and cash equivalents of $8,056 and working capital of $8,596 compared to cash and cash equivalents of $5,552 and working capital of $840 on September 30, 2015.

In January 2016, the Company received $3,500 from non-brokered private placement of subscription receipts.

In April 2016, the Company received $14,754 from the Joint Venture, net of $246 transaction costs.

In June 2016, the Company repaid the remaining balance of $1,653 related to a convertible security funding agreement.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

The Company will require additional working capital to continue development of its organoclay business and for further development of its lithium projects. The timing and the amount of RheoMinerals and Lithium Nevada expenditures are within the control of the Company due to its direct and sole ownership. Pursuant to the agreements governing the Joint Venture on the Cauchari-Olaroz project, decisions regarding capital and operating budgets for the project require unanimous approval.

The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. There can be no assurance that the Company will be successful in obtaining the required financing to develop its projects.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity and capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity and capital resources are substantially determined by the success or failure of the exploration and development programs.

The Company does not now nor does it expect in the future to engage in currency hedging to offset any risk of currency fluctuations.

Financings

Bangchak Financing

The Company received $5,000 from a non-brokered private placement of common shares with Bangchak. Pursuant to the placement, $1,500 was received in fiscal year 2015 and $3,500 was received during the FY 2016.

Convertible Security

In May 2015, the Company received $2,800 under the convertible security funding agreement, net of prepaid interest of $560 and financing fee of $140, and issued a convertible security with a face value of $3,500. The convertible security had a two-year term from the date of issue and incurred a simple prepaid interest rate of 10% on the amount of funding. The Company had provided a second lien on its RheoMinerals plant as a security for the convertible security. In June 2016, the Company repaid the remaining balance of $1,653 related to convertible security note and removed the second lien on the plant.

Ganfeng Investment

On January 17, 2017, the Company signed an investment agreement with Ganfeng for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Ganfeng investment agreement:

•	Ganfeng has agreed to purchase, by way of a private placement, 75,000 common shares at a price of CDN$0.85 per common share for gross proceeds of CDN$64,000 (US$49,000);

•

Ganfeng will provide to Lithium Americas a US$125,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Ganfeng and the Company have agreed to terms for an offtake entitlement in favour of Ganfeng for the purchase of up to 70% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Ganfeng will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

On January 27, 2017, pursuant to the Ganfeng investment agreement, the Company issued to Ganfeng 11,250 common shares at a price of CDN$0.85 per share, for an aggregate cash subscription of CDN$9,563.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Bangchak Investment

On January 19, 2017, the Company signed an investment agreement with Bangchak for funding to advance the construction of the Cauchari-Olaroz lithium project.

Pursuant to the Bangchak investment agreement:

•	Bangchak has agreed to purchase, by way of a private placement, 50,000 common shares at a price of CDN$0.85 per common share for gross proceeds of C$42,500 (US$32,000);

•

Bangchak will provide to Lithium Americas a US$80,000 project debt facility to be used to fund a portion of Lithium Americas’ share of Cauchari-Olaroz construction costs. The project debt facility has a term of six years, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six;

•

Bangchak and the Company have agreed to terms for an offtake entitlement in favour of Bangchak for the purchase of 15% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production at market prices;

•	Bangchak will be entitled to one nominee on Lithium Americas’ board of directors and anti-dilution protection to maintain its proportionate interest in Lithium Americas for a two-year term.

The Company agreed to increase Ganfeng’s offtake entitlement from 70% to 80% of Lithium Americas’ share of Cauchari-Olaroz Stage 1 lithium carbonate production in return for one-time waiver of the anti-dilution clause for Bangchak’s investment agreement and subject to completion of the financings contemplated in the Bangchak investment agreement.

Operating Activities

Cash used in operating activities during FY 2016, was $11,312 compared to $6,713 net cash used during FY 2015. The significant components of operating activities are discussed in the Results of Operations sections.

Investing Activities

Investing activities provided cash of $10,530 in FY 2016, compared to $4,294 cash used in FY 2015. The cash used in investing activities during the fifteen months ended December 31, 2016, was mainly for the additions to capital assets of $640 (2015 - $3,858), additions to Lithium Nevada exploration and evaluation assets of $489 (2015 - $502). The Company incurred $72 in legal and consulting costs and paid $437 accounts payable and accrued liabilities related to the transaction with Lithium Americas. The cash received from investing activities relate to the investment in Joint Venture.

Investment in Joint Venture

On March 28, 2016, the Company entered into agreements with SQM to form the Joint Venture on the Cauchari-Olaroz project. SQM contributed $25,000 to Minera Exar, a wholly owned subsidiary of Lithium Americas, in exchange for a 50% equity ownership in Minera Exar. Following receipt of the contribution, Minera Exar repaid loans and advances from Lithium Americas in the amount of $15,000 with the remaining $10,000 to be used by the Joint Venture for certain project development costs. The $14,754, net of tax payments, was received from Minera Exar in April 2016. In Q2 2016, the Company recorded $8,979 loss on sale of its 50% equity interest in Minera Exar and in Q3 2016 recorded additional related expenses of $36, resulting in a total loss of $9,015.

SQM and the Company entered into an escrow agreement, according to which the Company deposited $2,500 (the “Escrow Amount”) into an escrow account. Subject to certain provisions, the Escrow Amount will be released to the Company over the three years as follows: $833 on March 28, 2017, $833 on March 28, 2018, and $833 on March 28, 2019. The Escrow Amount can be used to pay certain contingent liabilities of Minera Exar, if any arise, related to the actions prior to the Joint Venture formation. The Company has also provided a guarantee for up to $354 in transaction related costs in the event that such costs arise in the future.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Financing Activities

In FY 2016, the Company received cash of $806 (2015 - $202) from the exercise of stock options, $1,150 (2015 - $86) from the exercise of warrants, repaid the convertible security note of $1,653 (2015 - $Nil), finance leases of $52 (2015 - $36), and long-term borrowing of $147 (2015 - $111).

In FY 2016, the Company received $3,500 from Bangchak subscription receipt financing and incurred $191 in related costs. Accounts payable and accrued liabilities related to the subscription receipts financing on December 31, 2016, were $249.

Current Share Data

As at the date of this report, the Company has 315,417 common shares issued and outstanding, 2,254 restricted shares, 47 deferred share units, 15,265 stock options and 9,033 warrants outstanding.

Related Party Transactions

Prior to April 1, 2016 the Company paid its non-executive directors a fee of CDN$25 per year and an additional CDN$10 per year to the Company’s Audit Committee Chair. Effective April 1, 2016, the Company revised the remuneration of its non-executive directors to a base annual fee of $35 per year and an additional $5 per year to a Committee Chair, $10 to the Company’s Audit Committee Chair, and $25 to the Company’s Board Chair. In addition, the Company will pay $1 per meeting in cash for Board meetings in excess of six meetings per year. The fees will be settled through a mixture of cash and the issuance of the deferred share units with each board member obligated to receive a minimum of 50% of all such compensation in deferred share units.

Minera Exar entered in the following transactions with companies controlled by the family of a director of the Company:

•	Los Boros Option Agreement (see Note 4 in December 31, 2016 financial statements);

•	Construction services for Cauchari-Olaroz project for $2,179 (the Company’s portion is $1,089).

There were no contractual or other commitments from the related party transactions. The amounts due to related parties are unsecured, non-interest bearing and have no specific terms for repayment.

Contractual Obligations

As at December 31, 2016, the Company had the following contractual obligations:

	Not later than 1 year	Later than 1 year and not later than 5 years	Later than 5 years	Total
	$	$	$	$

Rent of office spaces	149	206	—	355
Promissory note for RheoMinerals plant	172	861	101	1,134
Equipment finance leases	48	72	—	120

Total	369	1,139	101	1,609

The Company`s other obligations and commitments related to royalties, option payments and annual fees to the aboriginal communities are disclosed in Notes 4 and 6 of the Company’s December 31, 2016 audited consolidated financial statements and will only be incurred if the Company continues to hold the subject property, starts production or exercises purchase option.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Financial Instruments

Financial assets and liabilities are recognized when the company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans and receivables, or other financial liabilities. All financial instruments are initially measured in the statement of financial position at fair value.

Subsequent measurement and changes in fair value will depend on their initial classification. Loans and receivables and other financial liabilities are measured at amortized cost.

Cash and receivables have been designated as loans and receivables and are included in current assets due to their short term nature. The Company’s other financial liabilities include accounts payable and accrued liabilities, long-term borrowing, convertible security obligation, and obligations under finance leases. Accounts payable, accrued liabilities, convertible security obligation, and the current portion of long-term borrowing and finance leases that is due within twelve months from the financial statement reporting date are included in current liabilities due to their short-term nature. Long-term borrowing and obligations under finance leases are included in long-term liabilities due to their long-term nature.

Off-Balance Sheet Arrangements

The Company’s off-balance sheet arrangements related to the exploration and evaluation assets are disclosed in notes 4 and 6 of the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2016. The Company’s reclamation bond arrangement is disclosed below.

Decommissioning Provision and Reclamation Bond

The Company estimated the carrying value of the liability for decommissioning provision that arose to date as a result of exploration activities to be $170 for the Lithium Nevada project. The fair value of the liability was determined to be equal to the estimated remediation costs. In May 2014, the Company’s $908 reclamation bond payable to the Bureau of Land Management was guaranteed by a third-party insurance company upon the issuance of Lithium Nevada clay mine project permit to the Company in 2014. The bond guarantee is renewed annually and secured by the Company’s $150 security deposit.

Significant Accounting Policies

Critical Accounting Estimates and Judgements

The preparation of these financial statements in conformity with IFRS requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting judgments pertain to accounting policies that have been identified as being complex or involving subjective judgments or assessments, as follows:

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

The first test shipment of organoclay products from the Company’s plant in Fernley, Nevada was in January 2015. Construction, commissioning and testing continued to March 2016. When a project nears the end of construction, management has to exercise judgment to determine the date in which the asset was in the location and condition necessary to operate as intended by management. The identification of this date is important since it establishes the point in time at which costs cease to be capitalized unless they provide an enhancement to the economic benefits of the asset, processing costs begin to stabilize, the capitalization of pre-start-up revenue ceases and depreciation of the asset commences. Management determined that the plant was completed and ready for use on April 1, 2016, accordingly, revenues and costs of sales were recorded commencing April 1, 2016. Prior to April 1, 2016, sales of organoclay products amounted to $688 and were accounted for as a reduction of the capitalized costs of organoclay plant property, plant and equipment.

Exploration and Evaluation Assets

Exploration expenditures not including the acquisition costs and claim maintenance costs are expensed as incurred until an economic feasibility study has established the presence of proven and probable reserves and development of the project has commenced, at which time exploration and development expenditures incurred on the property thereafter are capitalized.

Costs incurred relating to the acquisition and claim maintenance of mineral properties, including option payments and annual fees to maintain the property in good standing, are capitalized and deferred by property until the project to which they relate is sold, abandoned, impaired or placed into production. After recognition, the Company uses the cost model for exploration and evaluation assets.

The Company assesses its capitalized mineral property costs for indications of impairment on a regular basis and when events and circumstances indicate a risk of impairment. A property is written down or written off when the Company determines that an impairment of value has occurred or when exploration results indicate that no further work is warranted.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost. Cost includes the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs. During the development and commissioning phase, pre-production expenditures, net of incidental proceeds from sales during this period, are capitalized to the asset under construction and equipment. Capitalization of costs incurred ceases when commercial production commences in the manner intended by management. The Company applies judgment in its assessment of when the asset is capable of operating in the manner intended by management.

Property, plant and equipment are subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components.

Property, plant and equipment that are currently in use are depreciated as follows:

•	Organoclay plant – straight-line basis over the estimated useful life of 20 years;

•	Buildings – straight-line basis over the estimated useful life of 20 years;

•	Organoclay plant equipment included in “Equipment and machinery” – straight line basis over the estimated life of 5-20 years;

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

•	Lithium demo plant equipment included in “Equipment and machinery” – straight-line basis over the estimated useful life of 10 years;

•	Office equipment included in “Other” – declining balance method at 20% annual rate; and

•	Other equipment included in “Other” – straight-line basis over the estimated useful life of 7-15 years.

The assets’ residual values, useful lives and depreciation methods are reviewed and adjusted, if appropriate, at each financial year-end. The gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit and loss.

Impairment of Property, Plant and Equipment

Property, plant and equipment are assessed for impairment indicators at each reporting date. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds it recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). These are typically individual mines, plants or development projects.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Investments in Joint Arrangements

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s joint arrangement is classified as a joint venture and is accounted for using the equity method. The equity method involves recording the initial investment at cost. When a joint venture is formed from a previous investment in a subsidiary, the Company made a policy choice decision to recognize a gain or loss on change of control in relation to the portion of the investment no longer owned based upon the carrying value of the assets. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of a joint venture’s net income or loss, depreciation, amortization or impairment. When the Company’s share of losses of a joint venture exceeds the Company’s carrying value of the investment, the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Stock-Based Compensation

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2, Share-based Payment. These costs are charged to the statement of comprehensive (loss)/income over the stock option vesting period.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed at least annually with any impact being recognized immediately. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive (loss)/income, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

Share-based payments

During the fifteen-month period ended December 31, 2016, the Company implemented a new equity incentive plan that allows the grant of restricted shares and deferred share units. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earning over the vesting period.

Revenue

Organoclay products revenue is recognized when it is probable that the economic benefits will flow to the Company, risks and rewards of ownership are transferred to the customer, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale.

Risks and Uncertainties

The Company’s operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 17 of the Company’s December 31, 2016 audited consolidated financial statements.

The following are additional risk factors that the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. Additional risks are disclosed in the Company’s Annual Information Form, which is available on SEDAR at www.sedar.com.

Risks related to resource development

The Cauchari-Olaroz project and the Lithium Nevada project may not be developed as planned and the Company may not achieve the intended economic results or commercial viability.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

The Company’s business strategy depends in large part on developing the Cauchari-Olaroz project and the Lithium Nevada project into one or more commercially viable mines. Whether a mineral deposit will be commercially viable depends on a number of factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly cyclical; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral resources, environmental protection and capital and operating cost requirements. Neither of these projects have entered a development stage, and there can be no assurance that the Company will ever develop either one of these projects. If the Company is unable to develop all or any of its projects into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market prices for key end-use products will greatly affect the value of the Company and the ability of the Company to develop the Cauchari-Olaroz project and the Lithium Nevada project.

The ability of the Company to develop the Cauchari-Olaroz project and the Lithium Nevada project will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond the Company`s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation, and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

The Ganfeng and Bangchak investment agreements transactions may not be completed.

The Company has entered into the Ganfeng investment agreement and the Bangchak investment agreement, executory contracts that are contemplated to provide funding to support future development capital costs at the Cauchari-Olaroz project. The investment transactions are not yet complete and there are several conditions that must be met in order for this to occur. In particular, the parties need to settle definitive forms of agreement for the Ganfeng offtake entitlement, Bangchak offtake entitlement, Ganfeng project debt facility and Bangchak project debt facility; and Ganfeng must obtain Chinese government approvals. There is a risk that these conditions will not be met on a timely basis or at all, which would mean that one or both transactions will not be completed. If so, LAC would need to source alternate financing for its share of costs on the Cauchari-Olaroz project, which could delay the project, be on worse terms or not be available at all.

There are risks associated with joint venture arrangements.

The Company and SQM share ownership of the Cauchari-Olaroz project. This arrangement is subject to the risks normally associated with the conduct of joint ownership structures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company and the viability of its interest in Minera Exar, the holding company that owns the Cauchari-Olaroz Project, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with SQM on how to conduct development and operations; (ii) inability of the parties to meet their obligations under the relevant agreements or to third parties; and (iii) disputes or litigation between the parties regarding budgets, development activities, reporting requirements and other matters.

There is risk to the growth of lithium markets.

The development of lithium operations at the Cauchari-Olaroz project and the Lithium Nevada project is almost entirely dependent on the adoption of lithium-ion batteries for electric vehicles and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by the Company, then the long-term growth of lithium products will be adversely affected, which would inhibit the potential for development of the projects, their potential commercial viability and would otherwise have a negative effect on the business and financial condition of the Company.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

There is a risk that LAC will not obtain required government permits and operations will be limited by government-imposed limitations.

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect LAC. The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration or mining at the Cauchari-Olaroz project and the Lithium Nevada project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s control.

While LAC holds permits to construct and operate the contemplated Stage 1 of the Cauchari-Olaroz project at 25,000 tpa, any amendments to this mine plan, and increase in production including a Stage 2 expansion, would need to be approved by regulatory authorities in Argentina. At the Lithium Nevada project, the permitting process for lithium mining operations is incomplete at this time. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed the Company’s prior estimates. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development of the Cauchari-Olaroz project or the Lithium Nevada project.

As a result of a review conducted in 2015, the U.S. Fish and Wildlife Service recently determined not to list sage-grouse under the Endangered Species Act. However, the Bureau of Land Management (“BLM”) finalized a land use plan amendment that helps to conserve greater sage-grouse habitat. The BLM considers the sage-grouse to be a special status species, and has designated the Lithium Nevada project area as a Priority Habitat Management Area. BLM has also designated the Lithium Nevada Stages 2-5 a Sagebrush Focal Area (“SFA”). SFAs are more sensitive areas within a Priority Habitat Management Area. The BLM recently initiated steps to withdraw SFA-designated lands from location and entry under the Mining Act, subject to valid existing rights. An immediate segregation, which lasts up to two years (with an option for a two year extension) until BLM decides whether to make the withdrawal permanent, prohibits the location of any new mining claims in the designated areas.

As a result, LAC anticipates that it will be required by BLM to implement varying stages of mitigation measures for sage-grouse habitat throughout any development of its Lithium Nevada project. LAC understands that the BLM can impose conditions on access, project design, and periods of use where needed to limit impacts to sage-grouse habitat. LAC further understands that if it files notices of intent to operate or applications for plans of operation for Stages 2-5, BLM may require a validity exam for some or all of the mining claims associated with Stages 2-5. Further, due to the requirement of a validity exam in Stages 2-5 areas, there is a risk that development may be subject to time delays or restrictions or mitigation measures in order to address sage-grouse habitat protection that could compromise the economic viability of future development of the Lithium Nevada project.

There is technology risk to the development of the Cauchari-Olaroz project and the Lithium Nevada project.

To the Company’s knowledge, lithium carbonate has never been commercially produced from a smectite hectorite clay resource. While the Company has conducted extensive testing that has produced high quality lithium carbonate using known industry processes and equipment, the processes contemplated by LAC for production of lithium at the Lithium Nevada project have not yet been demonstrated at commercial scale and there is a risk that the Company will not be able to do so. With respect to the Cauchari-Olaroz project, similar to solid rock deposits, production from brine-recovery projects may be less than in situ volume/grade-based estimates. In the case of brine-recovery projects, the primary extractability limitations are related to low permeability zones, from which brine does not readily flow. A possible analogy in solid rock deposits may be high grade zones for which recovery is not economically feasible due to surrounding lower grade materials, therefore actual production from brine-recovery projects may be less than in situ grades or quantities.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

The Company may not be able to achieve and manage its expected growth.

The Cauchari-Olaroz project will likely move to a development stage in the near future, which will require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage, may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition, the ability to recruit and train additional qualified personnel.

There are political risks associated with the Company’s foreign operations.

The Company’s properties are located in Argentina and the United States, exposing it to the laws governing the mining industry in those countries. Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Regardless of the economic viability of the Company’s interest in the Company’s properties, and despite being beyond the Company’s control, such political changes could have a substantive impact on the Company that may prevent or restrict mining of some or all of any deposits on the Company’s properties.

The Company’s operations in Argentina expose LAC to heightened risks relating to prevailing political and socioeconomic conditions which have historically included, but are not limited to: high rates of inflation; military repression; social and labour unrest; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction. As an example, in May 2012, the previous government of Argentina re-nationalized Yacimientos Petrolíferos Fiscales, the country’s largest oil and gas company. There can be no assurance that the government of Argentina will not nationalize other businesses operating in the country, including the business of the Company.

The Company has limited history as an exploration company and does not have any experience in putting a mining project into production.

The Company has never completed a mining development project and does not generate any revenues from mining production. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company does not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Mineral development projects are subject to operational risks.

The Company’s operations are subject to all of the risks normally incidental to the exploration for and the development and operation of mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its business. Nevertheless, mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities.

Changes in government regulations may affect the Company’s development of the Cauchari-Olaroz project and the Lithium Nevada project.

Changes to government laws and regulations may affect the development of the Cauchari-Olaroz project and the Lithium Nevada project. Such changes could include laws relating to taxation, royalties, the repatriation of profits, restrictions on production, export controls, environmental and ecological compliance, mine safety and numerous other aspects of the business.

Provincial governments of Argentina have considerable authority over exploration and mining in their province and there are Argentinean provinces where the provincial government has taken an anti-mining stance by passing laws to curtail or ban mining in those provinces. The recent annual 2016 survey of mining companies, published by Fraser Institute, lists Jujuy Province as the least favourable mining jurisdiction on its investment attractiveness index. Nevertheless, LAC believes the current provincial government of Jujuy Province, where the Cauchari-Olaroz project is situated, is supportive of the exploration and mining industry, and the Company and JEMSE, the Jujuy government’s mining Company, have entered into a letter of intent whereby JEMSE will receive an 8.5% equity interest in Minera Exar and is to pay for this interest from dividends from future profits from operations. Nevertheless, such sentiment and situation may change in the future.

Changes to environmental requirements could significantly increase the Company’s costs.

LAC must comply with stringent environmental regulation in carrying out work on the Cauchari-Olaroz project and the Lithium Nevada project. Environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulations and associated agency requirements could delay and/or increase the cost of exploration and development of the Cauchari-Olaroz project and the Lithium Nevada project.

The Company may not be insured against all risks involved in its business operations.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company.

The RheoMinerals business operations are subject to risks and hazards, such as fire and explosion. These risks and hazards may be caused by, among other things, the explosive suppression systems and technologies which will be used at the Fernley Facility to remove explosive gases. The Company maintains liability insurance in accordance with industry standards, however the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

There is mineral tenure risk associated with the Lithium Nevada project.

The Mining Act authorizes the Company to develop and mine the minerals on the claims that form the Lithium Nevada project which are locatable under the Mining Act. The Mining Act does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Leasing Act, as amended. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Leasing Act, particularly when they are by-products of the processing of minerals which are locatable under the Mining Act. This matter has not yet been definitively determined in respect of the Lithium Nevada Project.

The Company operates in a highly competitive mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over LAC. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than LAC possesses.

The Company also plans to purchase certain supplies and retain the services of various companies in Argentina to meet its future business plans. It may be difficult to find or hire qualified people in the mining industry who are situated in Argentina or to obtain all of the necessary services or expertise in Argentina or to conduct operations on its projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Argentina, the Company may need to seek and obtain those services from people located outside of Argentina which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company to conduct its operations in Argentina.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

There is a market acceptance risk associated with the RheoMinerals business.

The success of the RheoMinerals business will depend upon its current and proposed products meeting acceptable cost and performance criteria in the marketplace. There can be no assurances that the Company’s products will meet applicable price or performance objectives or that unanticipated technical, regulatory or other problems will not occur which would result in increased costs or material delays.

Mineral resources and mineral reserves are only estimates.

The mineral resource and reserves estimates included in the Company`s Annual Information Form are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral reserves or mineral resources will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources and reserves described in the Company`s Annual Information Form should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, inferred mineral resources are quoted in the Lithium Nevada technical reports, but these have not been considered in any economic assessment provided in the prefeasibility study. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Failure to maintain continued operation of the Fernley plant would negatively impact the Company’s business.

An interruption in or the loss of operations, or the failure to maintain the labour force at the Fernley plant could delay or postpone production of the RheoMinerals products, which could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, the Fernley plant is dependent upon critical equipment, such as extruders, dryers, packing, conveyance systems and a quaternary amine dispenser, and this equipment may incur downtime as a result of unanticipated failures, causing plant shutdowns or periods of reduced production as a result of such equipment failures.

Unexpected production delays due to injury, delay in receiving spare parts for equipment, interruption due to earthquake, flood or severe weather, delays in supply chain of raw materials, particularly quaternary amine and various clays used in the production process could have a material adverse effect on the Company’s business, results of operations and financial condition. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the Company’s business, results of operations or financial condition.

RheoMinerals products compete with other materials.

The use of RheoMinerals products depends in large part on the state of deep well and directional drilling to access deposits of oil and gas. In the case of certain product applications, RheoMinerals products compete with a number of other materials such as polymers and other competitors of organoclay. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to RheoMinerals or other changes in the industries for these competitive materials could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company relies on third party suppliers for its RheoMinerals business. The Company has taken steps to identify alternative suppliers of raw materials to reduce these risks, but there can be no guarantee that the Company could secure such alternate supply on a timely basis or for similar costs as currently projected. Any material increase in the cost of these minerals, or the inability by the Company to source third party suppliers for the supply of these minerals, could have a material adverse effect on the Company’s business, results of operations and financial condition.

In addition, there is ongoing research and technological developments with respect to the various processes associated with the production of drilling additives and other products for new markets, which have the potential to reduce costs and improve performance. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not, or cannot.

The Company may face opposition to mining projects.

The Cauchari-Olaroz project and the Lithium Nevada project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to Cauchari-Olaroz project and the Lithium Nevada project, the Company’s development of such properties may be delayed or prevented even if such development is found to be economically viable and legally permissible.

The Cauchari and Olaroz salt lakes are not subject to reservoir management rules.

There are no unitization or reservoir management rules governing the salt lakes on which the Company’s Cauchari-Olaroz project is situated or on any of the other salt lakes at which the Company holds mining or exploration permits. Unitization is the joint, coordinated operation of a reservoir by all the owners of rights in the separate tracts overlying the reservoir. Without unitized operation of the reservoir, the “rule of capture” results in competitive drilling, extraction and production with consequent economic and physical waste, as each separate owner attempts to secure his or her “fair share” of the underground resource by drilling more and pumping faster than its neighbour. As a result, the lack of unitization and reservoir management rules on the salt lakes on which the Company operates may materially adversely affect the Company’s operations and production.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

The aboriginal communities located on the Cauchari-Olaroz project may not honour the current surface access agreements with Minera Exar.

Minera Exar has entered into six agreements for surface access with the aboriginal communities located on the exploitation area of the Cauchari-Olaroz project. Should any of the aboriginal communities decide not to honour such agreements, Minera Exar would be required to enforce its statutory access rights under the provisions of the Argentinean Mining Code; however this would be a disruptive and potentially costly process. In addition, lack of surface access agreements with local communities could affect the renewal of the environmental permits.

Business risks

The Company has not yet achieved profitable operations and expects to incur further losses in the development of its business.

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company expects to report net losses and comprehensive losses for the financial year ending December 31, 2017. The Company’s business does not currently operate on a self-sustaining basis and its ability to continue as a going concern is dependent on raising additional funds.

The Company will require additional funding, potentially diluting the holdings of existing shareholders or increasing financial risk through debt issuance.

The Company has limited financial resources and is subject to significant capital requirements associated with its projects. This risk applies regardless of the completion of its currently contemplated financings. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional common shares, which would mean that each existing shareholder would own a smaller percentage of the common shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell a further interest in the Cauchari-Olaroz project, or all or a portion of the Lithium Nevada project or an additional royalty therein, or may also sell an interest in its RheoMinerals, any of which would mean that each existing shareholder would own a smaller percentage of the Cauchari-Olaroz project, Lithium Nevada project, or RheoMinerals, respectively.

There is intellectual property risk associated with the Company.

The Company and its subsidiaries rely on the ability to protect their intellectual property rights and depend on patent, trademark and trade secret legislation to protect its proprietary know-how. There is no assurance that the Company has adequately protected or will be able to adequately protect its valuable intellectual property rights, or will at all times have access to all intellectual property rights that are required to conduct its business or pursue its strategies, or that the Company will be able to adequately protect itself against any intellectual property infringement claims. There is also no assurance that our competitors will not be able to develop similar technology, processes or know how independently, that the Company’s trade secrets will not be revealed, that the claims allowed with respect to any current or future patents pending, or patents now held, will be broad enough to protect the Company’s intellectual property rights, or that foreign intellectual property laws will adequately protect such rights.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Failure of any intellectual property rights to provide protection to the Company could result in its competitors offering similar RheoMinerals products or utilizing its lithium extraction process. Any adverse outcome that the Company may experience whilst attempting to obtain, maintain or enforce its intellectual property rights could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is dependent on the expertise of consultants.

The Company has relied on, and may continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

The Company has no history of paying dividends.

LAC has not paid dividends on its Common Shares since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration stage. If the Lithium Nevada project or the Cauchari-Olaroz project are successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board of Directors, which will take into account many factors including the Company’s operating results, financial conditions and anticipated cash needs. For these reasons, LAC may never pay dividends.

There is no assurance that the Company will be able to acquire additional mineral properties.

There is no assurance that the Company will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any properties in addition to the Cauchari-Olaroz project or the Lithium Nevada project.

The success of the Company is largely dependent on a few key individuals.

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and operating personnel involved. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The Company’s business is affected by fluctuations in currency exchange rates.

Business is transacted by the Company primarily in Canadian, U.S. and Argentinean currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. The Argentinean peso has been subject to large devaluations and revaluations in the past and may be subject to significant fluctuations in the future. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Company’s Lithium Nevada project and RheoMinerals business are located in Nevada and most of the property related expenditures, exploration and development costs are denominated in U.S. dollars. The Company’s Cauchari-Olaroz project is located in Argentina where certain costs are denominated in the Argentinean peso and certain costs are in U.S. dollars. Appreciation of U.S. or Argentinean currency compared to Canadian currency could make property expenditures more expensive for the Company. While the Company does not engage in foreign exchange hedging it holds a significant portion of its cash balance in U.S. currency in order to meet its U.S. obligations.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Conflicts of interest may arise for certain directors and officers of the Company.

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the British Columbia Business Corporations Act, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

The Company does not have any long term contracts and significant customers.

Other than the distribution agreement with Raw Materials Corporation, the Company has not entered into any long term contracts for its RheoMinerals products, and therefore, has no assured sources of revenue. While off-take contracts are contemplated as part of the investment transactions with Ganfeng and Bangchak, there is no assurance they will be completed. These agreements also include purchasing discretion by the off-taker.

The Company’s share price is subject to market volatility.

The market price of a publicly traded stock, especially a resource issuer such as LAC, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public markets for the stock. Therefore, investors could suffer significant losses if the Company’s shares are depressed or illiquid when an investor seeks liquidity.

There may be difficulties in conducting business in Argentina through a foreign subsidiary.

The Company conducts its business in Argentina through its Argentinean subsidiary, Minera Exar. Any limitation on the transfer of cash or other assets between the Company and the Argentinean subsidiary or the perception that such limitation may exist now or in the future, could have an adverse impact on the Company’s valuation and the price of its common shares.

New Accounting Standards and Recent Pronouncements

The Company has not yet adopted IFRS 9 – Financial Instruments: Classification and Measurement, which have been published, but is effective January 1, 2018, IFRS 15-Revenue from Contracts with Customers which is effective on or after January 1, 2018 and IFRS 16 – Leases, which is effective on or after January 1, 2019.

Investor Relations

Tom Hodgson, CEO, and John Kanellitsas, President and Vice-Chairman coordinate investor relations’ activities for the Company.

Changes in Directors and Management

On August 11, 2016, the Company announced that Myron Manternach joined the Company as Executive Vice President, Finance and Corporate Development. Mr. Manternach has over 20 years of experience in corporate finance, mergers and acquisitions, and investment management. He worked as an investment banker at JPMorgan Chase & Co. and as an analyst and manager of global alternative investment funds with significant experience in natural resources and emerging market credit and equity. Most recently he was a Managing Director and Senior Portfolio Manager of Ambac Assurance Corp., a subsidiary of Ambac Financial Group. He is a chairman of Wellgreen Platinum Ltd. and was previously a director of Lithium Americas Corp. prior to its merger with Western Lithium. Mr. Manternach holds a BS degree in Electrical Engineering with distinction from Iowa State University and an MBA from the Wharton School of the University of Pennsylvania.

On June 30, 2016 Mr. Silvio Bertolli retired from his position of Senior VP Project Development. His responsibilities were assumed by recently hired Dr. David S. Deak.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

On May 2, 2016, the Company announced that Dr. David S. Deak joined the Company as Chief Technical Officer (“CTO”) and Senior Vice President, and President of Lithium Nevada Corp. Dr. Deak holds a D.Phil. in Materials Science from Oxford University and is well-known within the lithium and battery materials industry. He has diverse experience, predominantly in technology development and commercial roles. Most recently, he led strategic development projects focused on battery manufacturing and supply chain activities, including lithium supply.

On March 30, 2016, the Company announced the re-election of Thomas Hodgson, George Ireland, John Kanellitsas, John Macken, and Franco Mignacco to the Board of Directors and the appointment of three new Directors, Nicole Adshead-Bell, Gabriel Marcelo Rubacha and Lenard F. Boggio. Jay Chmelauskas, William Haldane, B. Matthew Hornor and Terry Krepiakevich resigned from the board and withdrew their names as nominees for election as directors.

On March 22, 2016, Mr. Kanellitsas was appointed as President of the Company effective March 30, 2016.

On November 17, 2015, George R. Ireland, a well-respected geologist and the President and CEO of Geologic Resource Partners LLC, and the Company’s largest shareholder, joined the Board of Directors. Mr. Ireland filled the vacancy created by the recent untimely passing of Ed Flood, also a geologist and investment manager, and one of the founders of Western Lithium.

The Company also announced that after a comprehensive review of the newly combined businesses, the Board of Directors restructured the senior management team aimed at accelerating development of the Company’s projects in Argentina and the U.S. Tom Hodgson, with more than 30 years of senior executive experience and a director of Lithium Americas, was appointed CEO and John Kanellitsas, an experienced business executive was appointed Vice Chairman.

Interest of Experts

All technical and scientific information discussed in this report in respect of the Cauchari-Olaroz Project has been reviewed and approved by Ernest Burga, a consultant of the Company, who is considered, by virtue of his education, experience and professional association, a QP for the purposes of NI 43-101.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities regulators and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed under securities legislation is accumulated and communicated to the issuer’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company’s management designed the disclosure controls and procedures to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them on a timely basis. The Company’s management believes that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings). Based on that evaluation and as at December 31, 2016, the certifying officers have each concluded that such disclosure controls and procedures are effective to achieve the purpose for which they have been designed.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

Internal Controls over Financial Reporting

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Management is responsible for the design of the Company’s internal controls over financial reporting.

The Company’s internal controls over financial reporting include policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorization of management and directors of the Company, and provide reasonable assurance regarding prevention or timely detection of authorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of their inherent limitations, internal controls over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal controls over financial reporting using framework and criteria established in Internal Control-Integrated Framework, issued by the 2013 Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that internal controls over financial reporting were effective as at December 31, 2016.

There has been no change in the Company’s internal controls over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of applicable Canadian securities legislation. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this report and are expressly qualified, in their entirety, by this cautionary statement. In particular, this report contains forward-looking statements, pertaining to the following: capital expenditure programs; estimates of the quality and quantity of the mineral resources and mineral reserves at its mineral properties; development of mineral resources and mineral reserves; treatment under governmental and taxation regimes; expectations regarding the Company’s ability to raise capital; expenditures to be made by the Company on its properties; the Company’s expectations regarding the preparation of a feasibility study for lithium carbonate production at the Lithium Nevada project; the Company’s expectations regarding the preparation of an updated feasibility study at the Cauchari-Olaroz project; the expectation for the development of the Cauchari-Olaroz project through the Company’s joint venture with SQM; work plans to be conducted by the Company, including expectations with respect to the operational status of, and timing of commercial production at, its Fernley plant; the Company’s plans to introduce certain products to the market; and the Company’s ability to source sales contracts for its organoclay products.

LITHIUM AMERICAS CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FIFTEEN MONTHS ENDED DECEMBER 31, 2016

With respect to forward-looking statements listed above and contained in this report, the Company has made assumptions regarding, among other things:

•	uncertainties relating to receiving mining, exploration, environmental and other permits or approvals in Nevada, USA and Jujuy Province, Argentina;

•	the impact of increasing competition in the lithium business;

•	unpredictable changes to the market prices for lithium and clay-based organoclay products;

•	exploration and development costs for the Cauchari-Olaroz project and the Lithium Nevada project;

•	anticipated results of exploration and development activities;

•	availability of additional financing;

•	the Company’s ability to obtain additional financing on satisfactory terms;

•	the ability to achieve production at any of the Company’s mineral exploration and development properties;

•

preparation of a development plan for lithium carbonate production at the Lithium Nevada project; the market price of organoclay, the Company’s ability to produce RheoMinerals products at a competitive price and to source sales contracts; and

•	the continued growth of the shale gas and ultra-deep oil drilling and lithium industries.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this report including the following: volatility in the market price for minerals; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties relating to the assumptions underlying mineral resource and mineral reserve estimates; uncertainty of whether there will ever be production at the Company’s mineral exploration properties; geological, technical, drilling or processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral extraction operations; fluctuations in currency exchange and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners; unpredictable weather conditions; unanticipated delays at the lithium demonstration plant or at the Fernley Facility or in preparing feasibility studies; the ability to manufacture an organoclay product that meets customer requirements; an increase in the costs of manufacturing organoclay, including the costs of any raw materials used in the process; and a reduction in the demand for shale or ultra-deep drilling.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this report are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.